ADVISOR MANAGED PORTFOLIOS

OPERATING EXPENSES LIMITATION AGREEMENT

OPERATING EXPENSES LIMITATION AGREEMENT made as of the ___ day of ________ 2023 by and between Advisor Managed Portfolios, a Delaware statutory trust (the “Trust”), on behalf of the series of the Trust listed on Schedule A (each a “Fund”), which may be amended from time to time, and Regan Capital, LLC (the “Adviser”).

WHEREAS, the Adviser renders advice and services to each Fund pursuant to the terms and provisions of an investment advisory agreement between the Trust and Adviser (the “Investment Advisory Agreement”); and

WHEREAS, the Adviser desires to limit each Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust desires to allow the Adviser to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1.Limit on Operating Expenses. The Adviser hereby agrees to limit current Operating Expenses of each Fund (or each class of a Fund), to an annual rate, expressed as a percentage of each Fund’s (or class’s) respective average annual net assets, listed in Schedule A (the “Annual Limits”). In the event that the current Operating Expenses of a class of the Fund, as accrued each month, exceed its Annual Limit, the Adviser will pay to that class of the Fund, on a monthly basis, the excess expense within thirty (30) calendar days, or such other period as determined by the Board of Trustees of the Trust, of being notified that an excess expense payment is due. In the event that the Board of Trustees of the Trust determines that an excess expense payment due date be other than thirty (30) calendar days, the Trust will provide the Adviser with ten (10) calendar days written notice prior to the implementation of such other excess expense payment due date.

2.Definition. For purposes of this Agreement, the term “Operating Expenses”, with respect to each Fund (or each class of a Fund), is defined to include all expenses necessary or appropriate for the operation of the Fund and each of its classes, including the Adviser’s investment advisory or management fee detailed in the Investment Advisory Agreement and other operating expenses of the Fund, but does not include (a) shareholder servicing fees, (b) front-end or contingent deferred loads, (c) taxes, (d) interest expenses, (e) brokerage commissions, (f) acquired fund fees and expenses, (g) portfolio transaction expenses, (h) dividends paid on short sales, (i) extraordinary expenses, (j) Rule 12b-1 fees, or (k) intermediary servicing fees.

3.Recoupment of Fees and Expenses.  Subject to review by the Board of Trustees of the Trust, the Adviser may recoup any excess payments paid by it pursuant to this Agreement for a period of up to three (3) years following the date on which the Adviser made the payment provided that the Operating Expenses, including the recouped amount, do not exceed the Annual Limit in place at the time the payment was made by the Adviser or at the time of the recoupment, whichever is lower.

4.Term.  This Agreement shall become effective on the date specified herein and shall remain in effect indefinitely and for successive periods of not less than one year, unless terminated as provided in Paragraph 5 of this Agreement.

5.Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Fund, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board of Trustees of the Trust and in no event prior to the end of a currently effective one year period. This Agreement will automatically terminate, with respect to the Fund listed, if the Adviser no longer serves as investment adviser to the Fund.

6.Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7.Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8.Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, and the Investment Advisers Act of 1940, and any rules and regulations promulgated thereunder.

9.Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof.  This Agreement supersedes all prior agreements and understandings between the parties hereto with respect to the subject matter hereof.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the date written above.

ADVISOR MANAGED PORTFOLIOS on behalf of the series listed on Schedule A	REGAN CAPITAL, LLC

By:	By:
Name: Russell B. Simon	Name:
Title: President	Title:

2

SCHEDULE A
to the
OPERATING EXPENSES LIMITATION AGREEMENT
with
Regan Capital, LLC

Fund/Class	Annual Limit	Effective Date
Regan Total Return Income Fund	1.20%	__________, 2023

3